Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Range Resources Corporation

(Commission File No. 001-12209)

On November 3, 2026, an interview with Toby Z. Rice, President and Chief Executive Officer of EQT Corporation (“EQT”), was published on Veriten’s C.O.B. Tuesday podcast. During such interview, Mr. Rice discussed, among other things, EQT’s proposed acquisition (the “proposed transaction”) of Range Resources Corporation (“Range”) pursuant to the Agreement and Plan of Merger, dated as of October 25, 2026 (the “Merger Agreement”), by and among EQT, EQT Holdings LLC, Rhino Merger Sub Inc., Rhino Merger Sub LLC and Range. Below is a copy of the transcript of the interview.

Maynard Holt, CEO of Veriten: Hey, COBT listeners and viewers, it’s Maynard and Mike here with something we’re really pumped about. It’s the first ever Close of Business Monday. We’re doing that for two reasons. One, Toby Rice is available. You know him as the CEO of EQT. They obviously just did the big Range deal last week. We’re going to talk to Toby about the deal, about how he sees the company changing, all kinds of great stuff.

And we also wanna get ahead of the election. So Mike, this is, you said, we’re gonna do Close of Business Monday. Monday, you can tell us what’s happening, and then we’ll talk to Toby. But let me stop and just say, Toby, thanks so much for joining us. Congrats on the deal. We’re pumped to talk to you about it.

Toby Z. Rice, President and CEO of EQT: Thanks, Maynard. Happy to be here, bud.

[…]

Mike Bradley, Partner, Energy Market Strategy of Veriten: Before we get to talking, Toby, I just wanted to go back and look at some stats about Rice Energy and EQT. Correct me if I’m wrong, Toby, but Rice Energy IPO’d in January of 2014 at an EV of roughly $2 to $2.5 billion. They sold themselves to EQT in June of 2017 at an EV of roughly $8 billion. EQT’s EV today is roughly $43 billion. With the all-stock acquisition of Range, their market cap is over $13 billion. So we’re talking about an EV for the combined companies of $57 billion. So 12 years ago, Rice IPO’d at roughly $2.5 billion; 12 years later, pro forma EQT/RRC is roughly $57 billion. So quite a run, and we look forward to talking to you about that.

Maynard: Alright, let’s dig in. Well, I think Mikey did some good Marcellus history there. We all remember Rice fondly as an innovative company, and EQT has become an innovative company. We reached out to you, Toby, because we don’t often do M&A-oriented shows, but one thing struck us instantly about this. First of all, we’ve known Range for a long time, a very high-quality company, so you’ve added something that we’re familiar with. But secondly, there’s been so much E&P consolidation, and the thing that you guys seem to have done extremely well is not just get bigger, but change the business model. So we’ve got so much we can talk to you about. Congrats on the deal, and here we are one week later. Any reflections you would offer up? I know the bullet points on why you like it are the same, but one week in, how are you feeling?

Toby: Yeah, it’s hard not to reminisce with this deal, because I remember when we started Rice Energy back in the day, Range Resources was the pioneer. They were the company up here. So it’s hard not to think back to what the world looked like back then. We have a tremendous amount of respect for the Range team and what they’ve done, and I totally agree that they’ve got a super high-quality business.

But when you think about the growth and the scale that we’ve experienced during our careers, to me, the big theme underpinning everything has been a commitment to quality: being the best, not the biggest. I think that’s a really important thing to keep in mind. We had the opportunity to come in here and fix what was a broken business, and one of the reasons why we were in there is because people confused being the biggest with being the best. We’re not going to make that mistake. We’re going to focus every day on creating the highest-quality business we can.

That’s why we’re excited about this Range transaction. It’s accretive on value metrics like NAV and free cash flow for sure, but what gets us really excited is that it increases the quality of our business across every metric that matters in energy. Our cost structure will be sub-$2. This will be shaving 10 cents off an already peer-leading cost structure. That’s fantastic. Inventory depth is good. The fortress balance sheet that we have is stronger. All these things are going to be really key as we enter this next phase of our company’s transition into delivering sustainable growth. You need to have a great cost structure, because at the end of the day there’s going to be a lot of volatility in energy markets, and having that inventory is going to allow us to support the demand that we see shaping up in Appalachia.

So things will change, but one thing that’s going to be consistent is the commitment to building the highest-quality business we can. Opportunities to grow will naturally arise when you focus on quality.

Maynard: Do you mind, Toby… A lot of times in M&A there’s a lot of discussion of cost, which is really a synergies conversation, but you’re pointing to something else, which is cost structure, and the pro forma company’s ability to make money at lower prices if need be. And ironically, that scale also comes with the ability to take some more risk that you wouldn’t take in either company alone, particularly if you were Range. Do you mind talking about cost structure and risk-taking as you thought about this deal?

Toby: Yeah. Let’s start with our strategy. It’s very simple: our strategy is to get access to premium markets and be the low-cost energy provider to those markets. Very simple. And if that’s your strategy, your cost structure matters. It’s been our North Star and will continue to be.

We’re a public company, we have investors, and the value proposition we’re giving our investors is that we want to give them the best risk-adjusted exposure to natural gas, period. One of the things a low cost structure allows you to do is take advantage of what we see as a lot of asymmetry in the natural gas markets. Because of our low cost structure, we can weather the storm. With a $2 cost structure, we can withstand short periods of time where prices fall below that, and that mitigates our need to hedge. That allows us to give our investors the best risk-adjusted exposure to higher prices.

That was one of the biggest things we talked about with the Equitrans transaction, which was really transformative to our costs when we integrated and brought those midstream costs in-house. We said, hey, we’re not going to need to hedge as much. And what played out in 2026 with Winter Storm Fern: being unhedged, we were able to capture all of that opportunity, and it led to probably one of the more historic quarters that we’ve had, which is saying something considering we’ve been around since 1888.

So it’s really playing out now. The other thing that’s really interesting here: we talk about getting exposure to premium markets. Certainly there’s a ton of local demand shaping up in Appalachia that we highlight, but the other premium market we’re talking about is what’s happening on the international front, and I think this is a really great example of the asymmetry that’s taking place. We’ve taken a stance of being pretty front-footed on LNG exposure. We talked about it for a few years before we actually pulled the trigger.

People ask us all the time, why are you guys getting direct exposure to LNG? Well, if you’re a natural gas producer in this country, you’re exposed to international pricing whether you have the direct exposure or not. When international prices fall, LNG capacity in the United States will turn down, you lose demand, and prices get soft. That’s what we saw take place with COVID; prices here cratered. But in periods when international prices rally, like what we saw in the Russia-Ukraine situation and what we’re seeing take place right now, U.S. gas prices have not benefited at all from the international price run-up.

Just for perspective, for people who aren’t tracking this: international prices before this conflict were around $12. Now they’re $30, compared to about $3 here in the States. Without LNG exposure, you’re not able to capture that upside.

To give you some perspective on what this means for our business, and this is one of the things we’re really excited about in the options we’re giving our investors: if our LNG portfolio were on today, we would basically be generating an incremental $3 billion of free cash. That’s on top of a business that’s at, call it, $2.5 to $3 billion of free cash. We’re talking about doubling it with only 15% of our volumes. So those are some of the opportunities we’re seeing in the marketplace and how we’re strategically positioning EQT to take advantage of them.

Maynard: Do you mind talking, Toby, about what adding Range does in particular to the LNG strategy: the quantity, the versatility? If I was really focused on that angle, why am I excited about the Range deal?

Toby: Adding the Range assets to our platform is going to allow us to increase our LNG exposure by approximately 2 million tons per annum. Strategically, we’ve said we want to have about 15% of our volumes exposed to international markets. Right now that is captured with 6 million tons per annum of capacity, the majority of which is at facilities that have reached FID, with that LNG capacity starting in 2030 and 2031. Having a larger production base and maintaining that self-imposed 15% of volumes allows us to add another 2 million tons per annum.

So if we make the decision to capture that, if there are opportunities for us to do it, you can see a situation where EQT has over 8 million tons per annum under contract, which would be a little over a Bcf a day. That’s amazing exposure to what we think is going to be a really exciting market. To put this in perspective relative to peers, the next closest peer has less than 4 million tons per annum, and then you get down to people that have between half a million and a million tons per annum. So it’s a market we’re really excited about, and we’re already seeing opportunities, some of which we’ve announced in the past couple weeks, on that front.

Maynard: Maybe one more for me (Mike, please jump in here). It’s such a homegrown story, the history we went through from ‘07 through today. You’ve been in Pittsburgh. Any feedback from the Pittsburgh and Pennsylvania community, like, “Wow, we’re building a gas superpower here in our own town”? Anything to share on reactions from the community?

Toby: Yeah, people are excited in Pittsburgh. I know people in energy were watching the takeover and what we’ve done with the transformation of EQT, but it’s big news up here in Pittsburgh, and it’s really exciting.

This is one of the reasons why we love operating in Appalachia. This is a region of the country that understands that industry matters. It’s also a part of the country that remembers what happens when industry leaves, whether that’s coal being regulated or shut down, or steel mills going away. When you’ve had that type of loss, you can really appreciate the opportunities that are showcasing themselves with an actual asset.

Natural gas has always been a commodity that maybe hasn’t gotten the spotlight; everybody wants to talk about oil. But here’s what’s really exciting. My prediction is that over the next two to three years, natural gas is going to overtake oil as the largest primary form of energy in this country. We believe the biggest natural gas field in the world, here in Appalachia, is going to continue to play an increasingly important role, whether that’s supplying power generation for the AI buildout, which is going to be transformative to industry across the board, or promoting energy security for our allies around the world.

The other thing I’d say is what’s really great here is that, unlike coal and steel, which offered jobs to the communities, people are recognizing now what Range found 20 years ago: drilling is just the beginning. Wait for the royalties, wait for all the economic stimulus. One of the things we’re really proud of with our scale is the ability to increase our community economic impact. This year, we’re on track to pay royalties of over $1 billion. That’s EQT alone. That’s really enriching.

When people think about the next leg of demand that’s coming, and people talking about power generation, data centers, these big, huge projects: for every gigawatt of power gen we build that’s powered by American natural gas, and if you build them in Appalachia they’ll be powered by Appalachian gas, one gigawatt is going to translate to between $30 and $40 million of royalties to the communities every year. So we’re really excited to continue to be a great community steward here, and also to bring more opportunities to the region through these direct gas supply deals.

Maynard: And that’s a royalty number. That’s not taxes, that’s not jobs, that’s not secondary jobs. That’s just the royalty section.

Toby: That’s right.

Mike: Toby, going all the way back to Rice Energy: one of the things I think investors really liked about Rice Energy is that you were young, you were nimble, you could act quickly, and you brought technology in to help lower the cost of the business. You’ve done that for the last 10 or 12 years. Now you’re going to be a $55 to $60 billion enterprise value company. I kind of see EQT in a category of one. There’s no one like you from an integrated, massive gas strategy standpoint. Talk a little bit about that, because I think most people group you into E&P companies. I don’t view it that way. I’d like to get your thoughts on how you view yourself, how you’d like your investors to view you, and how that helps you over the next four or five years as a growth, large-market-cap company.

Toby: With the Range transaction, we view ourselves as America’s undisputed natural gas champion. Strategically, what we’ve done to reintegrate our business and the cost structure advantages that brings, the opportunities to connect directly to demand, having one of the largest marketing platforms in the country enabling these new gas supply deals (our origination efforts are, I think, off the charts), having the resources to connect to that demand directly: that’s what we think is really special. It’s a low-risk, sustainable growth business model.

And you can’t overlook the cultural aspect of running this business. As I mentioned, companies get confused, thinking that being the biggest means you’re the best, or that you’re going to be able to compete or survive in downturns. Culture matters. I believe that at the end of the day, culture is the differentiator between the companies that continue to outperform and the companies that are middle of the pack and float with commodity prices. It was true at Rice Energy, and it was the number one thing we set in motion with the transformation here: building a quality culture.

Our culture is ultimately designed to deliver peer-leading results, but it’s built on a digital foundation. That allows us to do things like work remotely. We’re one of the few companies that has adopted a fully remote work schedule, and what that does is expose us to some of the greatest talent, not just in the Pittsburgh region, but in this country and the world, because we don’t have to worry about people’s physical locations. It’s: what are you trying to do, what are your metrics, and what do you need to make it happen and knock it out of the park?

When you think about the 800 apps we’ve developed and the 120,000 communication posts going into our digital work environment every month, it can be a little overwhelming for people. But now, with AI able to really organize that and connect the dots, we’re incredibly well positioned for AI to supercharge our culture and allow us to continue to find opportunities.

Our mission coming in here seven years ago was to realize the full potential of EQT, and to realize the full potential of our people and our opportunity set. AI is really going to allow us to do that. So we’re really excited about what we’ve done to date, but we have to continue to execute our strategy and our value proposition to investors. We definitely have a platform that exposes us to differentiated opportunities that we’re well positioned to capitalize on and create value for our stakeholders.

Mike: Maybe for our listeners as well, just to understand how big a footprint you have on the Marcellus side. I know over the last couple of quarters you’ve been talking about how big your productive capacity could be if you get more comfortable with the market environment. Talk about how big EQT is today, and how big the pro forma company will be, in the context of the whole U.S. natural gas market.

Toby: Sure. EQT has over 2 million acres. When we think about building a quality business, it’s a quality culture, a quality cost structure, a quality asset base, a quality balance sheet, and then quality growth. On realizing the full potential of our asset base: we’ve been running at 6.5 Bcf a day net, about 8 Bcf a day gross. You’ve got to ask yourself, is there one part of this business where we haven’t realized its full potential? I’d say it’s definitely letting this asset base shine. Rightfully so, we’ve been running it in maintenance mode for the past few years. Now, with this growth signal, the question is: what can we do with this amount of high-quality leasehold and the inventory that comes with it?

So how much could EQT produce and hold flat for over 15 years? What’s our productive capacity? That’s 12 Bcf a day today. The Range assets are at 2.5 Bcf a day of production, and they’ve said they have the ability to double their production, so about 5 Bcf a day of productive capacity. Combined, that’s a potential 17 Bcf a day of productive capacity. That is really large, but it’s relative to the opportunity set we’re seeing shape up in Appalachia.

We’ve seen 20 to 25 Bcf a day of demand, people looking for energy, show up over the last few years. We put that slide in our last earnings deck. Admittedly, that’s across a range of probabilities, so maybe just half of it gets put in place. But you can see what we’ve done to position EQT not just to take a piece of this opportunity; we’re looking to play a much more meaningful role and capture a significant share of it. Ultimately, how much demand we capture is going to govern how much we produce.

But I’ll say this: even with scale, at the end of the day you’ve got to be the lowest-cost, most reliable, cleanest energy provider. That’s why EQT has won opportunities in the past. With this combination with a high-quality asset, we’ll be even lower cost, even more reliable, with even deeper inventory, and Range’s environmental footprint is fantastic as well. So we’re going to be able to continue to compete to make sure America’s economy is fed and can run at full throttle with the most affordable, most reliable, cleanest energy, which is going to be natural gas produced by EQT.

Maynard: We talked a little bit at the beginning: over the years we’ve certainly gotten a positive impression of the Range people, Dennis and his team. Anything you’d share about your impressions there, and your vision of them becoming part of the EQT family?

Toby: Like I said, we’ve always had a tremendous amount of respect for the Range team. But as competitors, you’re always looking for the things where you can say maybe this company isn’t doing so well. And when we had the opportunity to really dive in and inspect Range, we were blown away by the quality of that asset base and the team that has let that asset base shine. They are very impressive on the subsurface side; what they’re wringing out of that asset is fantastic.

Pair that with what EQT brings to the table, which is more of a digital, manufacturing, industrial approach, and you’ll have really amazing quality control, maximizing on the technical side, with larger-scale operations on top, plus a world-class marketing platform that’s going to allow us to capture the demand that will send a signal to realize the full potential of those assets. We’re really excited about the opportunity to work with this team.

In every integration we’ve done, we push the button, and we’re going to push it here pretty soon, and it cascades into over 1,200 integration tasks. One of the things I’m most excited about is that for every one of those tasks there’s a button that says “best practice,” and the teams will push that. It goes up to the executives, department heads and leaders, and we’ll talk about what they’re doing great compared to how we’re doing it, and we use that as a change management catalyst. I’m really excited to see how many times that best-practice button gets pushed when you have technical leaders like Range on the other side.

Maynard: I was just thinking about what you said. You’ve been a deal-doer for many years, and we’ve seen all kinds of transactions. Now we’re doing deals in the age of AI, where you can process things, analyze things and integrate things. I think you might have just touched on it, but any comment on doing deals in today’s world, where we can analyze things so much better than we could three, four or five years ago? Any takeaway about the confidence it gives you in the deal, the speed of integration, anything?

Toby: Yeah, your ability to consume information now is almost infinite with AI, whether that’s taking information in a data room and asking questions about it, or anything else. What’s really remarkable about being an executive now, whether you’re in energy or any business, is that success in the past has been about the quality of the answers you can produce. In this age of AI, your success is going to depend on the quality of the questions you ask.

We’ve always had a high degree of confidence that we’re going to knock these integrations out of the park. You can look at our track record: what we said we were going to do with Tug Hill and XcL and what we delivered, and what we said we were going to do with Equitrans. On the $250 million base synergies and the $450 million upside, we’ve way overshot to the other side on that number.

But AI is going to give us an extra level of confidence, and it’s going to ensure that the leaders who have been really strategic in their decision-making continue to have the ability to stay plugged in directly to the data, rather than getting it passed through 10 layers of filtered management reports. At EQT, one of the reasons I think we’ve been successful, whether at Rice Energy or here, is that we want our leaders on the front lines, and everything we do is to strengthen the people actually executing on the front lines. AI is just going to give us another pipeline to see exactly what’s going on at the ground floor. At the end of the day, it’s going to allow us to make holistic decisions. I think that’s really special: if you can preserve that ability at a company of scale, then you’re not just a group of really talented individuals; you’re operating as a team that’s realizing the full potential of the entire ecosystem you’ve created.

So it’s definitely going to change the game, and we’re really excited about everything we’ve done on the digital front over the past 10 years. Now it’s supercharged. We’re really excited about how we’re going to continue to raise the bar on results and deliver for shareholders.

Maynard: So, one thing about all this, and Mike referenced it in terms of you being a unique business model, a one-of-one: with natural gas, every day the world gets more and more convinced that that’s the fuel. Sometimes we ask ourselves around here, what are we missing? Because the natural gas macro looks so dominant and compelling. Do you see it spreading? You’re right there in a fascinating part of the country. Pennsylvania, Ohio and West Virginia, as you referenced, have a lot of respect for what natural gas is doing for their economies. And right across the border there’s a state that’s starting to wonder, what did we do, and what do we need to do differently? How do you see the natural gas mantra spreading from here?

Toby: As far as the general public is concerned, going through ESG over the last, call it, five years was really challenging. I think people are now finally recognizing that our energy ecosystem is not something we should take for granted. It’s something we should cherish, and we should also focus on the affordability and reliability parts of the energy system.

Right now, with AI and with the conflict in the Middle East, people are using these events as a catalyst to look at their energy bills and say, “Oh my goodness, my energy bills are too damn high.” And guess what? I agree with you, and we’ve been saying this for the last five years. 2020 is when this started. You can see a clear escalation in American consumers’ energy costs; they’re up over 40% since 2020. Your energy bills are unnecessarily high right now, and that was happening before AI and before Iran. It’s a good opportunity for people to ask, what can we do to lower our bills? Let’s put the most affordable, reliable energy solution in the game, and that’s natural gas.

We have a tremendous amount of natural gas. We don’t have a lot of $2 locations that work. Our view is that the marginal producer of natural gas requires a $3.50 gas price to break even, and if they want to generate a return for their stakeholders, which is what it’s all about, add another dollar on top of that. So gas prices in the $4 or $5 range are going to be a very sustainable place, relative to where gas prices were before the shale revolution, at over $8. This is a deal: $4 natural gas is the energy equivalent of 50 cents per gallon of gasoline. People need to recognize that we have the tools and solutions to lower these energy bills.

But market forces need to work, and we’re in a situation where political forces have overwhelmed market forces. You get states like New York where, unfortunately, Governor Hochul is dictating the energy policy of Massachusetts, my home state, and of Rhode Island and Connecticut. People in those parts of the country need to realize they did not elect Kathy Hochul to be the governor of their energy policy, and their leaders need to take this into account. Fortunately, some of this will be addressed in permitting reform, which we’re really excited about. But this is all an argument for letting market forces drive the most affordable, reliable energy in.

Maynard, here’s the crazy thing. Just look at natural gas prices, so people can see how remarkable this is and how terrible some of these situations have become. In January, New England is going to be paying $20 for their natural gas. I’m going to be selling gas in Pennsylvania, a couple hundred miles away, for less than $4. They’re paying on par with the $30 international price. It’s completely ridiculous, and it’s ridiculous because we have the tools to fix it.

So I think it’s a good thing that people are talking about energy. You see people challenging all the different solutions out there, and when you talk about speed, reliability and cost, the tech community has chosen natural gas. So we’re consistently going to be put through the gauntlet, and that’s why, every day when I wake up, our 1,600 employees and our 29,000 contractors are waking up thinking about how we can make energy cheaper, more reliable and cleaner. That’s going to be the recipe for success. And I think now we’re actually evaluating different positions on energy and what solutions we should pursue.

Mike: Can you update us on permitting reform? Somebody’s been talking about it forever, but it’s obviously heated up quite a lot in the last two or three months. Are you hearing anything? Are you still optimistic? We’ve got to get through the midterms, and then everybody’s got to go back to work. Where’s your head on that?

Toby: Once the elections are done, and that’s here in a few days, we do hope that during this lame-duck period leaders will act. I would be incredibly disappointed if we didn’t see permitting reform happen. You’ve got to ask yourself: if not now, when? What are you waiting for? Americans’ energy bills are up 40%, with the inflation that ensues from higher energy prices. You’ve got families that are crippled by these high energy bills. We’ve got an energy security crisis going on around the world, whether you’re talking about what’s happening in Europe with Russia or what’s happening in the Middle East right now. People are realizing, or they should be, that global energy security is national security for every country, regardless of where you are. Everybody’s feeling the impacts.

So we’ve got a crisis going on there and a crisis happening here domestically. I can’t imagine a world where leaders wouldn’t step up, and all they have to do is allow market forces to work. At the end of the day, it’s just about permits. And guess what? Good policy. I really like how Jamie Dimon says this: good policy is free. We have an opportunity to leverage an industry that has done transformative things. Twenty years ago, when we were energy dependent, this industry cracked the code on shale and transformed this country from energy dependent to energy independent and a powerhouse on the world stage. We still have that type of amazing potential, but we need a political environment that allows market forces to work.

I would say it would be a very challenging time to be in D.C., with people screaming about inflation and affordability, and not be able to say you did something, when energy is such an important part of it. So I’m very confident our leaders are going to step up, act and do the right thing, because every leader I’ve met wants more affordable energy, more reliable energy and cleaner energy, and permitting reform is necessary to allow a lot of that to happen.

Maynard: Toby, one more for me (Mike, I’ll get you back in here). Downstream, on the use of natural gas: we have lots of conversations about behind-the-meter, about big plants and how hard it is to get a turbine, about peakers, fuel cells, all the ways we’re going to use natural gas to make power. Do you have a view over the next three, five, seven years about how downstream natural gas power use is going to take shape and how it might change? I know it’ll probably differ by area, but what are your thoughts?

Toby: I think the big focus now is on behind-the-meter, and on the power generation buildout to support AI and what that’s going to do to electricity prices. One thing that’s really important for people to recognize: if you think data centers are the reason your energy bill is going up, look at the states with the highest concentration of data center development and how their electricity rates have risen versus other parts of the country. Look at Virginia. Their electricity rates have gone up just like everywhere else, but at a significantly lower pace than what we’ve seen in New England. So data centers aren’t the reason your energy bill is going up.

I believe data centers are the reason your energy bills are going to go down, because the only way we’re going to lower electricity costs is to get back to building. These behind-the-meter solutions are really exciting, because if you want to create a gigawatt’s worth of compute behind the meter, you’re most likely going to build 1.2 or 1.3 gigawatts of power generation so you have the reliability to meet your compute needs. We should be sprinting to get these behind-the-meter solutions connected back to the grid, because then the grid can provide some reliability, and the behind-the-meter generation can add another 200 to 300 megawatts of reliable, affordable energy. That is how you’re going to lower energy bills. We need to get this built as fast as possible, and then think about how we can get it connected back to the grid as fast as possible. People should be looking at this as an incredible opportunity, but it may take a little time for people to fully wrap their heads around it.

Maynard: I know, Mike, I know you’ve got to get in here, but one last piece. There’s always this conversation about natural gas having replaced coal and the benefits we’ve experienced as a result. But aren’t you also finding in your business that as you connect more natural gas and make it more available, it’s kicking out diesel generation in various places? And that’s good for emissions as well.

Toby: Look at what happened in New England during Winter Storm Fern. Natural gas was maxed out, and because they didn’t have enough natural gas pipeline capacity, they were being forced to burn oil. This is real stuff. Over a third of Americans in New England heat their homes with heating oil, like my mom was doing in Boston. What would it take to replace something like that? It’s a good question to ask. We’re talking about 1.5 to 2 Bcf a day of incremental natural gas to eliminate home heating oil. There are cost benefits and emissions benefits to doing that. Heating your home with gas versus oil, or even electricity, is a tremendous cost savings for consumers.

There are so many of these opportunities out there, and I do see the tide changing in people’s appetite. You see Governor Healey of Massachusetts now asking, hey, can we get some more natural gas infrastructure up here? Yes, we’d love to do it. But people also need to understand that demand has moved, and there’s a lot of demand in our backyard. Whether it’s New England or elsewhere, they need to understand they’re competing for these resources now, just as Europe is competing with Asia for LNG. So let’s make it as easy as possible to get this energy infrastructure built so your citizens can enjoy the benefits of lower-cost, more reliable energy.

Mike: Toby, over the last couple of years you’ve talked about AI demand, secular gas demand, things of that nature, and you’ve been a really big proponent of the PJM area getting more gas over time because of AI facilities and such. You saw Governor Shapiro kind of have to pump the brakes a little bit, and Governor Abbott also had to pump the brakes a little bit. Maybe that’s just election-year politics and we move on. What’s your sense of what these guys are looking to hear and see? Is this just election-year stuff, and three months down the road we’re right back where we were? How do you think this plays out?

Toby: Well, PJM knows firsthand that there are serious reliability issues on this grid. When your capacity auctions are clearing at $900 when they used to clear at around $100, that causes concern: do I even have enough power generation to meet my base needs, forget about the new stuff? So I think the first question is, what the heck is going on here?

Like I said, we’ve shown over 25 Bcf a day of natural gas demand showing up in our operating footprint in southwest Appalachia. Not all of that’s real. And you see the governor of Texas talking about 450 gigawatts of requests to consume electricity. To give you some perspective, there are about 450 gigawatts of natural gas generation installed across the entire United States. So there is a tremendous amount of speculation in these numbers, and our leaders need to be able to see through that to the actual demand.

But at the end of the day, the question is really simple: can we lower energy bills, and can we provide more reliability to protect our citizens? The answer is yes. We have the tools to do that, and natural gas is going to be the solution. But some of these governors are going to need to start understanding that these energy ecosystems extend across their borders, whether that’s Massachusetts relying on New York for pipelines, or transmission lines that cross state borders so that regions with a lot of energy, like Pennsylvania, can export and support their neighbors. We need a more holistic approach. The good news is you can achieve all of this by taking advantage of one of the lowest-cost energy feedstocks there is: natural gas produced in the Appalachian region. So I hope there will continue to be more collaboration at the state level. If not, we’ll continue to see fantastic behind-the-meter opportunities, but the full benefits to the public will just be delayed.

Mike: Really interesting. I’ve always kind of looked at you as the Pennsylvania guy, but on your recent call you talked a lot about Ohio. It’s probably the first time I’ve heard more Ohio on your call than Pennsylvania. Maybe talk about what’s going on there, and how the Range merger makes that a really important region.

Toby: Of the 25 Bcf a day of demand potential we’ve seen shape up in Appalachia, about half is going to in-basin power generation. The other half is going to pipelines taking gas out of the basin. One of those pipelines, which would take gas out of Appalachia to feed other pipelines that go across the United States, is the [pipeline] we proposed: basically a 40-mile pipeline from the heart of the Marcellus, at Waynesburg in Greene County, over to a point called Clarington. We ran an open season on it. We just put the idea out there for a Bcf a day to see what the interest was. We just closed the open season, and now we’re getting our arms around what the potential demand is going to be. But I’ll tell you this: a Bcf a day is not going to cut it based on the demand we’ve seen.

What’s really exciting is that if we build that pipeline, not only will we generate midstream fees associated with it, but we’ll also be able to do gas supply deals for customers that want to price their gas off of Appalachian M2 pricing. They’re going to come to companies like EQT, and now with Range having assets and production in direct proximity to this pipeline, we’ll be able to use those volumes to supply it as well.

All this shows the evolution we’ve seen from customers. When the shale revolution took place, there was a massive amount of natural gas and we were able to get pipelines built. Now customers are focused on the reliability of the energy they’re getting. People are realizing you’ve actually got to pair firm transport with gas supply, and EQT will be able to participate on both sides of that.

Maynard: I was wondering, when you think about the company: you’ve added digital, you’ve added work from home, you’ve added midstream, marketing, LNG and scale. If you think three, five, seven years out, are there other things you might add? How do you think about continuing to grow, expand, integrate and add value?

Toby: To me, it all starts with our position to capture demand. When I look at the energy ecosystem, the question is where value is being created. From 20 years ago to today, where value creation starts has shifted. Twenty years ago, with the shale revolution, value creation started on the upstream side: Where’s the core? Where can you grab leasehold? Where can you crack the code on your well economics? Where can you grow production? As that evolved, value creation shifted to midstream: can you get firm transportation on pipelines to access markets? And today, we’re in a world where value creation starts with the capture of demand.

One thing that’s really important to recognize is that regardless of where value creation starts, there is a unique, finite window to seize the moment, whether that’s capturing the land, capturing the FT on pipelines, or now connecting directly to demand. That’s going to be a consistent theme, although the regions you’re able to touch may move over time.

What’s happening in the U.S. is fantastic. We’ve got a 20% to 40% increase in natural gas demand coming in the U.S. But when you step back and look at what’s going on around the world, over the next 25 years we see natural gas demand growing internationally by over 200 Bcf a day. This is a 400 Bcf a day market today, so it’s going to grow 50%. Our primary focus is making sure America has all the energy it needs to run at full throttle, but having that international angle through LNG will allow us to access those markets, and the way we’re approaching LNG is very capital-light. That’s really what we’re going to be monitoring: where is the demand, and how can we connect our molecules to it?

Maynard: In the old world, before the AI era and all these fascinating trends that are happening, if a deal like this happened, a small part of the world would notice: investors, the companies, the industry. In today’s world, you don’t have to tell me, but if you told me that Jensen Huang called you and Chancellor Merz called you, I would believe it. People are paying attention to energy and gas like never before. Can you tell us about the international community and the tech community? What has surprised you over the last week in terms of interest in the deal, or the people you’ve heard from?

Toby: I think it’s as expected. Scale matters. When you think about the energy purchasing taking place now and into the future, whether that’s supplying a power plant that’s going to feed a data center, or using LNG to power a country, like the deal we just announced with Ignitis in Lithuania (that deal is going to supply over 40% of Lithuania’s retail gas demand), you’ve got to ask: who do these customers want as their counterparty? Do they want a $10 to $20 billion enterprise value company, or a larger $50 to $60 billion, investment-grade company with a fortress balance sheet and super-long-duration inventory?

This is one of the ways we can leverage our scale. Just one example: the deal we announced with CPV Shay is a 2-gigawatt facility, and that’s 335 million cubic feet a day of gas, and we structured it so that we get a spark spread, which is not traditional. You could ask, could other operators do that? Take Range Resources as an example: 335 million a day is a significant portion of their dry gas volumes, roughly a third of about 1 Bcf a day. That’s a pretty big bet. For us, it’s less than 5% of our volume. So scale is going to continue to allow us to extend our reach and diversify our portfolio, and ultimately it’s going to allow us to continue to expand margins while giving customers a lower-cost, more reliable form of energy than they have today.

Maynard: One last thing as we wrap up, Toby. This deal has such a big-picture feel. I’m not saying this because you’re a friend, but when you look at it, what is controversial about this deal? It feels like these things go together. Have you gotten any pushback that surprised you? I know people always talk about price, but the logic just seems so sound. I’m curious what pushback you’ve gotten.

Toby: Maynard, that’s pretty much the feedback we’ve gotten, what you just outlined. I think this deal makes sense on paper, and it’s one of the reasons there have been rumors of this combination for years: the logic is so sound.

But what’s really important for people to get their heads around is: what are we positioning for? Sure, people see the demand taking place in Appalachia, they see the energy demand. But stepping back to the big picture, what are we positioning for? We’re positioning EQT to bring energy abundance to the world. Range, EQT and hundreds of other operators took America from energy dependence to energy independence. What’s next for us is energy abundance for the world.

What does that mean? To me, it means a few things. Number one, energy abundance means Americans continue to have access to the most cost-effective, most reliable forms of energy. There’s work we need to do there; as I mentioned, Americans’ energy bills are up 40%.

Second, energy abundance means we’re able to extend and defend our technological leadership. That means we win the race for AI and build the hundred gigawatts we need to fuel the AI revolution taking place in this country. We’ve got to win the race for AI. It also means we have the energy to fuel advanced manufacturing, whether that’s defense or other manufacturing.

The third benefit of abundance, and this is really important, is bringing energy security to our allies. Global security is our security. There are bad actors in this world who have weaponized energy, like what Russia has done to Europe, or who have translated their energy sales into bombs, terror or tyranny, like what’s happened in Venezuela or what Iran has done. We need to replace the energy and influence of those bad actors with the energy and influence of America. We think that’s going to lead to a more peaceful, prosperous world with lower volatility in energy prices, safeguarding America’s economy.

But the biggest benefit of the abundance we’re positioned for is helping bring energy abundance to emerging markets, and recognizing that energy poverty, and poverty in general, is the biggest threat facing humanity today. Climate change is an issue, but the biggest issue is poverty. We know that, to address poverty, getting people access to energy is the most important, powerful thing we can do. And when you step back and ask how much energy we need to eliminate poverty, you need to triple the amount of energy this world consumes.

So the companies that can play a more meaningful role in all of this are going to be the companies with larger scale, high-quality assets and a disciplined approach. We think that’s going to be a really great opportunity, not only to achieve a higher purpose but also to maintain the profitability and sustainability of our business along with it.

Maynard: A great place to wrap up. I should go back and revisit all of those points, and the mission is a huge piece of all this. That’s fantastic. Congrats on the deal, and thank you so much for joining us. Mike, we knew this would be good. It’s our second Close of Business Monday in history, and this one was much better than the last one. Toby, good luck, and we look forward to seeing you soon.

Toby: Thanks, Maynard.

* * * * *

Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are forward-looking and are usually identified by the use of words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Without limiting the generality of the foregoing, forward-looking statements in this communication may include statements regarding the proposed transaction between EQT and Range, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, enterprise value, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results.

Forward-looking statements contained herein reflect the current views of EQT and Range about future events. Although EQT believes its forward-looking statements are based on reasonable expectations and assumptions, statements made regarding future results are not guarantees of future performance and are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s and Range’s control. Actual outcomes and results may be materially different from the results stated or implied in the forward-looking statements included in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that shareholders of EQT may not approve the issuance of the shares of EQT’s common stock in connection with the proposed transaction; the possibility that the stockholders of Range may not adopt the Merger Agreement; the risk that EQT or Range may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EQT’s or Range’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Range to retain and hire key personnel, on the ability of EQT or Range to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Range’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Range, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or legislative actions on EQT and Range or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Range expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Range’s businesses; public health crises and any related government policies and actions; the potential disruption or interruption of EQT’s or Range’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Range’s control; and the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Additional information concerning risk factors is contained in EQT’s and Range’s Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond EQT’s and Range’s control. Additional risks or uncertainties that are not currently known to EQT or Range, that EQT or Range currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication.

Any forward-looking statement speaks only as of the date on which such statement is made. EQT and Range undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction, EQT intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Range and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). EQT and Range also intend to file other relevant documents regarding the proposed transaction with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or the registration statement. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQT AND RANGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, RANGE, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the stockholders of Range. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Range through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT’s website at ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by Range may be obtained free of charge on Range’s website at ir.rangeresources.com. The information included on, or accessible through, EQT’s or Range’s website is not incorporated by reference into this communication.

Participants in the Solicitation

EQT and Range and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the SEC on February 18, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000003321326000018/eqt-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on February 26, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000110465926020027/tm261383-1_def14a.htm). To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Range’s directors and executive officers and their ownership of Range’s securities is set forth in Range’s filings with the SEC, including Range’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the SEC on February 24, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526067292/rrc-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 31, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526134699/rrc-20260325.htm). To the extent such person’s ownership of Range’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the proposed transaction. This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy, sell or exchange, or the solicitation of an offer to buy, sell or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this communication in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.